March 31, 2020

Omar Aamar
Chief Executive Officer
SigmaRenoPro, Inc.
Aloni Noa'kh St. 1
Kiryat Motzkin 26402
Israel

       Re: SigmaRenoPro, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed August 30, 2019
           File No. 333-221302

Dear Mr. Aamar:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed August 30, 2019

Item 9A. Controls and Procedures., page 16

1. Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Item
      308(a)(2) of Regulation S-K.
Exhibit 31.1 and 31.2, page 20

2. You have omitted paragraph 4(b) referring to the design of internal control over financial reporting after the end of the transition period that allowed for this omission. Please revise. In addition, please remove the officer's title at the beginning of the certifications, including exhibits 32.1 and 32.2. Your certifications should be presented in the exact form required by Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your Form 10-Q reports filed after June 30, 2018.
 Omar Aamar
SigmaRenoPro, Inc.
March 31, 2020
Page 2
Signatures, page 21

3. The annual report should also be signed by Omar Aamar in his capacity as the Chief
         Accounting Officer or Controller and by at least a majority of your board of directors or persons performing similar functions. Refer to General Instruction D(2)(a) of Form 10-K and revise accordingly.
Report of Independent Registered Public Accounting Firm, page F-1

4. The report should also be addressed to the stockholders. Please revise.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202)
551-
3344 with any questions.



FirstName LastNameOmar Aamar                                  Sincerely,
Comapany NameSigmaRenoPro, Inc.
                                                              Division of
Corporation Finance
March 31, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName